Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

The following article was published by the Australian Financial Review on January 10, 2022:

EV fast-charging company Tritium set for US Nasdaq listing

Angela Macdonald-Smith Senior resources writer

Jan 10, 2022 – 5.00am

Electric vehicle fast-charger Tritium is grappling with months-long shipping delays and COVID-19 illness among staff as it barrels towards a sharemarket listing in New York later this month.

The challenges come amid a surge in demand for the Brisbane-based company’s EV charging equipment in North America, which has experienced a sudden uptick in the adoption of electric vehicles propelled by Biden administration policies, said Tritium chief executive Jane Hunter.

Tritium, which did a deal last May with a special purpose acquisition company to bring it on to the Nasdaq, more than doubled sales in the December 2021 quarter to a record $US41 million ($57 million), while its order book also hit an all-time high of $US82 million ($114 million), a four-fold increase from 12 months earlier.

Tritium CEO Jane Hunter, right, with co-founder David Finn, is overseeing significant market growth in North America. Ryan Stuart

But supply chain problems drove a $US7 million miss to full-year revenue, as Tritium’s shipments to the US got caught in unprecedented shipping delays at the ports of Long Beach and Los Angeles, which account for 40 per cent of sea freight entering the US.

The order backlog is “a great problem to have”, Ms Hunter told The Australian Financial Review, ahead of the vote on January 12 of shareholders of Decarbonization Plus Acquisition Corporation II, a special purpose acquisition company (SPAC).

If the vote is positive, that will mean a listing of Tritium on Nasdaq in the following days.

“The forecast revenue for next year is $US170 million and then we’ve got $US82 million in backlog, which is just a wonderful, healthy start to the year,” she said. “So it really is a story of demand outstripping supply and a great problem to have.”

Tritium, which is already the world’s second-biggest fast-charging company after Swedish engineering giant ABB, has deployed about 5100 of its units worldwide in 41 countries. The units can be installed anywhere, from shopping centres to road-side rest-stops. Shell is a major customer.

Charging times vary with the size of the unit, but Tritium quotes 10 minutes or less to provide up to 350 kilometres of range to an EV with its “heavy lifter” 350 kW charger.

The shipping delays have caused blowout in delivery times from Tritium’s only existing factory in Brisbane to the North American market to as much a three times the normal, and came on top of an international shortage of shipping containers.

“When COVID started, it was 42 days from Australia to Europe by boat, and 35 days to North America from Australia, and we had … a ship that left in September and still has not docked in North America, which is just unheard of,” Ms Hunter said.

She said that meant Tritium, whose backers include energy entrepreneur Trevor St Baker and engineering firm Varley Group, had about $US2 million of stock floating in ships off the Port or Long Beach in California, unable to dock, as at the end of last year.

“That was probably the biggest issue for us” in terms of the revenue miss, she said, adding another $US2 million or so was due to the Australian dollar exchange rate.

She described the full-year revenue performance coming in within 7 per cent of what was planned as “fantastic, given we’re a manufacturing company, and we’re manufacturing in Australia”.

The supply problems arising for North America are expected to be solved later in 2022 when Tritium expects to have built a US factory in either Texas or Tennessee, allowing the Brisbane factory to be dedicated to the European and Asia-Pacific regions.

North America’s share of Tritium’s total revenue had surged to 43 per cent by the end of 2021, putting it on a par with Europe, which only early in 2021 accounted for about 70 per cent of the mix.

Funding for Tritium’s growth will be helped by the SPAC deal, which will bolster the balance sheet by as much as $380 million, depending on redemptions by Decarbonization shareholders.

While Ms Hunter said Tritium has no concerns about the Decarbonization vote, the level of redemption remains uncertain amid a recent trend towards a higher rate by SPAC shareholders in the US, as some investors opt to take their money back. That reduces the funds available on the balance sheet.

While the current prices of warrants associated with the shares signal a potential redemption rate of about 25 per cent – leaving 75 per cent of funds on the balance sheet – Tritium is targeting something closer to what was achieved by the most recent Decarbonization fund deal, involving Solid Power, where redemptions were very low.

“We’re looking to ideally do the same as they did, which is having very, very minimal redemptions,” Ms Hunter said, adding Tritium could cope with significant redemptions before it would have any effect on its trading and plans.

Tritium’s 2022 guidance assumes the US factory starts producing only in the September quarter and takes a “conservative” assessment of likely production. In the meantime, Tritium has taken an 18-month lease on a second factory in Brisbane as it seeks to satisfy customer demand, dedicated to its new PKM fast charging line.

Tritium senior executives are tentatively due to fly to New York later in January to take in a bell-ringing ceremony for the Tritium listing, subject to negative test results for COVID-19, which has affected some staff.

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Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the future financial or operating performance, growth strategy and sales performance of Tritium Holdings Pty Ltd (“Tritium”) as well as the proposed business combination and including statements regarding the commencement of mailing of the definitive proxy statement (the “Proxy Statement”) of Decarbonization Plus Acquisition Corporation II (“DCRN”), the special meeting of DCRN stockholders and the anticipated timing of the closing of the business combination. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Tritium DCFC Limited (“NewCo”), Tritium or DCRN, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; the accuracy of Tritium’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; disruptions in Tritium’s or NewCo’s supply chain, shipping, logistics or manufacturing processes; Tritium’s or NewCo’s reliance on the third-parties outside of its control; risks related to Tritium’s technology, intellectual property and infrastructure; foreign exchange fluctuations; potential disruption in NewCo’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, NewCo, which will be the going-forward public company, filed a Registration Statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement of DCRN. The Registration Statement is now effective, and the Proxy Statement has been mailed to DCRN stockholders of record as of the close of business on December 6, 2021. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.